Exhibit 1.01

The Sherwin-Williams Company

Conflict Minerals Report

In Accordance with the Rule 13p-1 under the Securities Exchange Act of 1934

For Reporting Period from January 1, 2014 to December 31, 2014

This is the Conflict Minerals Report of The Sherwin-Williams Company (“Sherwin-Williams”, “we”, “our”, “us”, or the “Company”) for the reporting period from January 1, 2014 to December 31, 2014 that is being filed as an exhibit to the Company’s Form SD in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

This Report has not been audited, nor is an independent private sector audit required for this Report under Rule 13p-1, the Securities and Exchange Commission (“SEC”) partial stay of Rule 13p-1 or existing SEC guidance.

1. Executive Summary

Sherwin-Williams is dedicated to ethical sourcing and takes very seriously the humanitarian concerns that led to the enactment of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act pursuant to which the SEC adopted Rule 13p-1. During calendar year 2014, we continued to investigate the sourcing of any conflict minerals necessary to the functionality or production of our products.

As a global manufacturer and seller of a large variety of paint, specialty coatings and related products for a broad range of customers, we analyzed our products for their potential of containing even small quantities of conflict minerals that are necessary to the functionality or production of our products. Some of our coatings products contained chemical compounds, a component of which would be considered a necessary conflict mineral; however, we discontinued our investigation into suppliers of chemical compounds that are chemically distinct from conflict minerals based on the SEC’s recent position that such chemicals are outside the scope of Rule 13p-1. Also outside the scope of our investigation and not included in this Report were third-party products that Sherwin-Williams sells but does not manufacture or contract with others for manufacture.

Sherwin-Williams manufactures or contracts with others for manufacture paint brushes and other associated application tools. We investigated suppliers of the metal components necessary to the production of such paint brushes and application tools. This Report focuses on the processes and the results of that investigation.

Sherwin-Williams does not directly source from mines any conflict minerals that may be used in our products and such materials often pass through several commercial intermediaries before being purchased by Sherwin-Williams.

2. Reasonable Country of Origin Inquiry (RCOI)

We conducted a reasonable country of origin inquiry (“RCOI”) relating to our necessary conflict minerals in accordance with Rule 13p-1. We identified 65 suppliers that supplied us necessary conflict minerals during the reporting period. We sent each of these suppliers an e-mail request to complete a Conflict Minerals Reporting Template (“CMRT”) revision 3.01 or higher developed by the Conflict-Free Sourcing Initiative. We sent those e-mails using a third-party software system. The e-mail stated our Company’s position on conflict minerals, included links to further information about Rule 13p-1, and requested written responses regarding the country of origin for any necessary conflict minerals that are contained in the products we purchase from such supplier. We followed up with e-mails and telephone calls in an attempt to obtain the necessary information from our suppliers. In the follow up e-mails and calls we further educated suppliers on Rule 13p-1 and how to accurately complete the CMRT. We received responses from 92% of the suppliers that we requested to complete a CMRT.

Based on our RCOI, we do not have sufficient information to determine whether our products manufactured or contracted for manufacture during the reporting period contain necessary conflict minerals that originated, or may have originated, in the Democratic Republic of the Congo or an adjoining country. Accordingly, and out of an abundance of caution, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

3. Due Diligence

Design of Due Diligence

Sherwin-Williams’ due diligence measures, processes, and related documentation were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for tin, tantalum and tungsten and for gold.

Due Diligence Measures Performed

Establish strong company management systems

Individuals from various groups within the Company including Purchasing, Supply Chain, Legal, Internal Audit, Information Technology, Technical, Commercial and Environmental Health and Safety collaborated to implement our supply chain due diligence. The Purchasing team led our conflict minerals compliance efforts and was primarily responsible for implementing our conflict minerals compliance program.

The team updated and published our Conflict Minerals Policy, which is available on the Company’s website at http://careers.sherwin-williams.com/csr/policies/. The content of any website referred to in this Report is not incorporated by reference in this Report.

The team also developed and documented our procedures and record retention policies. The record retention policy requires us to retain relevant supplier response documentation for no less than five (5) years in accordance with the OECD Guidance.

Our grievance mechanism is our ethics hotline, and we have included the phone numbers by country at http://careers.sherwin-williams.com/csr/policies/.

Suppliers who provided products that contained or had the potential to contain conflict minerals were advised of our conflict minerals policy during the due diligence process.

Identify and assess risks in the supply chain

Company suppliers that supplied us necessary conflict minerals during the reporting period were sent the CMRT revision 3.01 or higher to complete. We requested that the suppliers provide responses on a “product level” for items that we purchased during the 2014 calendar year.

Responses were received from approximately 92% of the suppliers we surveyed. We reviewed and analyzed the responses from suppliers and determined which suppliers required further discussion to address inconsistent or incomplete responses. We assisted our direct suppliers, as needed, with obtaining responses from their suppliers. We compared the smelters or refiners identified by our suppliers in their completed templates against the list of facilities on the Conflict-Free Sourcing Initiative website to determine whether the smelters or refiners received a “compliant” designation from the Conflict Free Smelter Program.

Design and implement a strategy to respond to identified risks

The Purchasing team responsible for conflict minerals compiled responses from our suppliers and analyzed the due diligence results. The Purchasing team documented this information and determined when further follow up was warranted with suppliers who did not respond to the request for information through the CMRT. The follow up was accomplished through various means of communication. Additionally, we strongly encouraged suppliers that submitted incomplete responses to continue to seek the necessary information to fully and accurately complete the template.

Carry out independent third-party audit of smelter’s/refiner’s due diligence practices

We do not have direct relationships with smelters or refiners of the necessary conflict minerals in our products, and we did not carry out audits of these facilities. We are dependent upon audits conducted by third-parties. We support these audits by urging our suppliers to gather information from their suppliers in order to accurately complete the CMRT.

Report annually on supply chain due diligence

This Conflict Minerals Report is available on our Company website at http://careers.sherwin-williams.com/csr/policies/ and is filed with the SEC.

4. Results of Review

Facilities used to process the necessary conflict minerals

Fifty percent (50%) of the suppliers that supplied us necessary conflict minerals during the reporting period were either unable to provide smelter information or provided information about smelters and refiners, but that information was not detailed enough to identify specific facilities that processed the necessary conflict minerals in the products we purchased from them. We have not included the names of any of those facilities in this Report. However, the other fifty percent (50%) of the suppliers that supplied us necessary conflict minerals during the reporting period identified smelters and refiners that, according to those suppliers, processed the necessary conflict minerals in the products we purchased from them. The names of those smelters and refiners are listed on Annex I below.

Country of origin of our necessary conflict minerals

Based on the responses provided by our suppliers described in the section immediately above, the responses did not provide sufficient information to identify the country of origin of the necessary conflict minerals in our products. Accordingly, we are unable to disclose the country of origin of the necessary conflict minerals in our products during the reporting period.

Efforts to determine the mine or location of origin

We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary conflict minerals in our products.

5. Steps Taken and Being Taken to Mitigate Risk

Since the start of the reporting period, we have taken or are taking the following steps to mitigate the risk that our necessary conflict minerals benefit armed groups and to improve the results of our due diligence measures:

•	We will continue to utilize a third-party system for surveys, data collection, and risk identification.

•	We will continue to engage our direct suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information needed to identify the source and chain of custody of the necessary conflict minerals in our products.

6. Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk” section, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon management’s current expectations, estimates, assumptions and beliefs concerning future events. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expects,” “anticipates,” “believes,” “will,” “will likely result,” “will continue,” “plans to” and similar expressions.

Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company and such risks, uncertainties and other factors could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks, uncertainties and other factors include such things as (a) the outcome of the current legal challenge to Rule 13p-1, (b) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (c) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Annex I

List of Facilities That Processed our Necessary Conflict Minerals

(according to suppliers who responded at a Product Level)

Metal	Smelter Name	Smelter Country	Smelter Identification
Tin	EM Vinto	BOLIVIA	CID000438
Tin	Fenix Metals	POLAND	CID000468
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105
Tin	Mineração Taboca S.A.	BRAZIL	CID001173
Tin	Minsur	PERU	CID001182
Tin	OMSA	BOLIVIA	CID001337
Tin	PT Timah (Persero), Tbk	INDONESIA	CID001482
Tin	Thaisarco	THAILAND	CID001898
Tin	Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.	CHINA	CID002158
Tin	Yunnan Tin Company, Ltd.	CHINA	CID002180